UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-34563

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

Room 2701-05, Tower A, Global Trade Center

36 North Third Ring Road East, Dongcheng District

Beijing 100013

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          ☒         Form 40-F         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENT

Explanatory Note

This current report on Form 6-K was submitted in connection with the change of auditor by Concord Medical Services Holdings Limited (the “Company”).

On August 13, 2021, the Company engaged Shandong Haoxin Certified Accountants Co., Ltd. (“Haoxin”) as the Company's independent registered public accounting firm, in connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2020. Haoxin succeeds Ernst & Young Hua Ming LLP (“EY”), which previously was the independent registered accounting firm providing audit services to the Company. The change of the Company’s independent registered public accounting firm was approved by the audit committee of the board of directors of the Company.

EY’s audit report on the Company’s consolidated financial statements as of and for the year ended December 31, 2019 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the audit for year ended December 31, 2019, there was no disagreements, as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions, between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of EY would have caused them to make reference thereto in their report on the consolidated financial statements for such year.

As previously disclosed, the Company is late in filing its annual report on Form 20-F for the year ended December 31, 2020 with the Securities and Exchange Commission because certain matters were still outstanding during the audit of the year ended December 31, 2020 that requires further assessments with respect to (i) the Company’s ability to continue as a going concern, (ii) recoverability of a fund investment in distressed assets, and (iii) payment to a service provider partially owned by certain employees of the Company. As of the date of EY’s dismissal, the Company has not provided additional information to EY to resolve the above-mentioned matters to their satisfaction. Accordingly, EY has not issued their audit reports on our consolidated financial statements for the year ended December 31, 2020.

The Company is working closely with EY and Haoxin to ensure a seamless transition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By:	/s/ Jianyu Yang
Name:	Jianyu Yang
Title:	Chairman and Chief Executive Officer

Date: August 20, 2021